UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

On 30 September 2012, the Extraordinary General Shareholders’ Meeting of Abengoa, under point six of the agenda, resolved to modify Article 8 of the company’s bylaws in order to introduce a conversion right that enables shareholders of the company’s Class A shares to convert them into Class B shares, until 31 December 2017 (the “Conversion Right”). The meeting also resolved to reduce the share capital by lowering the par value of a number of Class A shares, to be determined, by 0.99 euros per share, by creating a restricted reserve in accordance with Article 335 c) of the Capital Companies Act, integrating the shares for which the par value is reduced from their conversion into Class B shares; as well as requesting the admission to trading of the Class B shares and delegating the necessary powers to implement all of the above.

At the end of the thirteenth partial conversion period that ran from January 16, 2015 to April 15, 2015 (the “Conversion Period”), the company had received requests to convert a total of four hundred fifty nine thousand eight hundred and fifty seven (459,857) Class A shares into Class B shares, after which, and in order to manage the conversion requests and in accordance with the resolutions adopted by the Extraordinary General Shareholders’ Meeting of Abengoa of 30 September 2012 referred to in the above paragraph, the Company has declared the Capital Reduction approved by the Shareholders’ Meeting corresponding to this Conversion Period as partially executed for an amount of four hundred fifty five thousand two hundred and fifty eight Euros with forty three euro cents (€ 455,258.43), by reducing the par value of total of four hundred fifty nine thousand eight hundred and fifty seven (459,857) Class A shares, for which the par value will be reduced from one (1) euro per share to one cent (€0.01) per share (the “Shares Affected by the Conversion”).

As a result of the foregoing, the Shares Affected by the Conversion has been integrated, without being redeemed or exchanged and without interruption, within the Class B shares (the “New Class B shares”). The aforementioned capital reduction has been duly registered in the Mercantile Register.

Having filed the relevant requests with the Governing Corporations of the Stock Exchanges of Madrid and Barcelona (the “Stock Exchanges”) and with the National Securities Market Commission (the “CNMV”), the CNMV has confirmed compliance with the requirements for admission to trading on the Stock Exchanges of Madrid and Barcelona, which are planning to admit the New Class B Shares for trading, 6 May 2015.

Seville, 5 May 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 5 May 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary